Exhibit 99.1

Cash Store Financial to wind down brokered lending business

EDMONTON, May 14, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF) announced today that it will be winding down its brokered payday loan business conducted in 33 of its branch locations located in New Brunswick, Prince Edward Island, Newfoundland, Northwest Territories and Yukon. In addition, the Company will be winding down its brokered title loan business conducted in 10 of its branch locations across Canada. The Company will also be seeking to transition its brokered loan business model in Manitoba to a direct lending payday loan business model.  Cash Store Financial received an order of the Ontario Superior Court of Justice (Commercial List) ("Court") on May 13, 2014 in the Company's proceedings under the Companies' Creditors Arrangement Act ("CCAA") approving the decision to wind down the brokered lending business.

Cash Store Financial further announced today that it has abandoned its appeal of the previously announced decision of the Court which declared the basic line of credit that the Company made available in Ontario to be a payday loan subject to the Ontario Payday Loans Act, 2008 ("Act") and which prohibited the Company from acting as a loan broker without a license under the Act.

Cash Store Financial is committed to completing the restructuring process quickly and efficiently.  The Company remains open for business and its branches continue to operate. For further information on Cash Store Financial and the CCAA proceedings, please consult the website of FTI Consulting Canada Inc., the Court-appointed Monitor of Cash Store Financial, at http://cfcanada.fticonsulting.com/cashstorefinancial/.

About Cash Store Financial

Cash Store Financial operates 506 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

CO: The Cash Store Financial Services Inc.

CNW 13:07e 14-MAY-14